UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33460 / April 24, 2019

In the Matter of	:
	:
T. ROWE PRICE CALIFORNIA TAX-FREE	:
INCOME TRUST	:
100 East Pratt Street	:
Baltimore, Maryland 21202	:
	:
(811-04525)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on September 26, 2018, and amendments on
December 18, 2018 and December 20, 2018, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On March 29, 2019, a notice of filing of the application was issued (Investment Company Act
Release No. 33434). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary